SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (Amendment No. 3)(1)

                        NORTH ATLANTIC ACQUISITION CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)

                              CLASS A COMMON STOCK
                              CLASS B COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                       657289-10-4 (Class A Common Stock)
                       657289-20-3 (Class B Common Stock)
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 4, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
--------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------                    ------------------------
CUSIP No. 657289-10-4 (Class A              13D          Page 2 of 10 Pages
             Common Stock)
             657289-20-3 (Class B
             Common Stock)
------------------------------------                    ------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             THE MARILYN AND BARRY RUBENSTEIN FAMILY FOUNDATION
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                       NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF         7       SOLE VOTING POWER
    SHARES
 BENEFICIALLY                      10,000 (Class B Common Stock)
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                    8         SHARED VOTING POWER

                                   0
               -----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                   10,000 (Class B Common Stock)
               -----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,000 (Class B Common Stock)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.7% (Class B Common Stock)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                       OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------                    ------------------------
CUSIP No. 657289-10-4 (Class A              13D          Page 3 of 10 Pages
             Common Stock)
             657289-20-3 (Class B
             Common Stock)
------------------------------------                    ------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                               BARRY RUBENSTEIN
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
  NUMBER OF             7      SOLE VOTING POWER(1)
    SHARES
 BENEFICIALLY                      50,000 (Class A Common Stock)
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING
 PERSON WITH
                        8      SHARED VOTING POWER

                                   14,000(2) (Class B Common Stock)
               -----------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER(1)

                                   50,000 (Class A Common Stock)
               -----------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                   14,000(2) (Class B Common Stock)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      50,000(1) (Class A Common Stock)
                      14,000(2) (Class B Common Stock)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.5% (Class A Common Stock)
                      9.3% (Class B Common Stock)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(1)      These securities are held by the Barry Rubenstein Rollover IRA.

(2) Includes (i) 10,000 shares of Class B Common Stock held by The Marilyn and Barry Rubenstein Family Foundation, of which Mr. Rubenstein disclaims beneficial ownership, and (ii) 4,000 shares of Class B Common Stock held by Brookwood Partners, L.P., of which Mr. Rubenstein disclaims beneficial ownership except to the extent of his equity interest therein.

------------------------------------                    ------------------------
CUSIP No. 657289-10-4 (Class A              13D          Page 4 of 10 Pages
             Common Stock)
             657289-20-3 (Class B
             Common Stock)
------------------------------------                    ------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                         BROOKWOOD PARTNERS, L.P.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                       NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   4,000 (Class B Common Stock)
OWNED BY EACH   ----------------------------------------------------------------
  REPORTING
 PERSON WITH
                   8      SHARED VOTING POWER

                                   0
                ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                   4,000 (Class B Common Stock)
--------------------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,000 (Class B Common Stock)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.7% (Class A Common Stock)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------                    ------------------------
CUSIP No. 657289-10-4 (Class A              13D          Page 5 of 10 Pages
             Common Stock)
             657289-20-3 (Class B
             Common Stock)
------------------------------------                    ------------------------


         The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 3, the Schedule 13D remains in full force and effect.

         Item 2 is hereby amended to add the following:

Item 2.           IDENTITY AND BACKGROUND.

         (a) Brookwood Partners, L.P., a New York limited partnership ("Brookwood").
         (b)      Business address:                  68 Wheatley Road
                                                     Brookville, New York 11545
         (c) The principal business of Brookwood is passive investment activities.
         (d) Brookwood has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) Brookwood has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         Item 3 is hereby amended to add the following:

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate purchase price of the 10,000 shares of Class B Common Stock purchased by the Foundation is $100,000, which came from its other funds. The aggregate purchase price of the 4,000 shares of Class B Common Stock purchased by Brookwood is $40,000, which came from its capital and other funds.

                  Item 5(a) and (b) are hereby amended to read in their entirety as follows:

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The following table set forth the aggregate number and percentage (based on 906,000 shares of Class A Common Stock outstanding as of December 31, 1998 as reported by the Issuer in its Form 10QSB for the period ended November 30, 1998 (the "Form 10QSB")) of Class A Common Stock beneficially owned by each of the Reporting Persons and Class B Common Stock beneficially owned by Barry Rubenstein (based upon 150,000 shares of Class B Common Stock outstanding as reported in the Form 10QSB).

------------------------------------                    ------------------------
CUSIP No. 657289-10-4 (Class A              13D          Page 6 of 10 Pages
             Common Stock)
             657289-20-3 (Class B
             Common Stock)
------------------------------------                    ------------------------


                                      SHARES
                                   BENEFICIALLY             PERCENTAGE
NAME                                   OWNED                OF SHARES
----                                   -----                ---------
CLASS A COMMON STOCK
--------------------
Barry Rubenstein(1)                    50,000                 5.5%

CLASS B COMMON STOCK
--------------------
Foundation                             10,000                 6.7%
Barry Rubenstein(2)(3)                 14,000                 9.3%
Marilyn Rubenstein(2)(3)               14,000                 9.3%
Brian Rubenstein(2)                    10,000                 6.7%
Rebecca Rubenstein(2)                  10,000                 6.7%
Brookwood                               4,000                 2.7%


(1) Consists of 50,000 shares of Class A Common Stock held by the Barry Rubenstein Rollover IRA.

(2)      Consists  of  10,000  shares  of  Class  B  Common  Stock  held  by the
         Foundation,   of  which  the  Reporting  Person  disclaims   beneficial
         ownership.

(3) Consists of 4,000 shares of Class B Common Stock held by Brookwood, of which the Reporting Person disclaims beneficial ownership to the extent of his or her equity interest therein.

                  (b) Barry Rubenstein has sole power to vote and dispose of the 50,000 shares of Class A Common Stock held by the Barry Rubenstein Rollover IRA, representing approximately 5.5% of the outstanding shares of Class A Common Stock and, as a trustee of the Foundation and a general partner of Brookwood, may be deemed to have shared power to vote and dispose of 14,000 shares of Class B Common Stock, representing approximately 9.3% of the outstanding shares of Class B Common Stock.

                  Each of Brian Rubenstein and Rebecca Rubenstein, as a trustee of the Foundation, may be deemed to have shared power to vote and dispose of the 10,000 shares of Class B Common Stock, representing approximately 6.7% of the outstanding shares of Class B Common Stock.

                  Marilyn Rubenstein, as a trustee of the Foundation and a general partner of Brookwood, may be deemed to have shared power to vote and dispose of 14,000 shares of Class B Common Stock,

------------------------------------                    ------------------------
CUSIP No. 657289-10-4 (Class A              13D          Page 7 of 10 Pages
             Common Stock)
             657289-20-3 (Class B
             Common Stock)
------------------------------------                    ------------------------



representing  approximately  9.3% of the  outstanding  shares  of Class B Common
Stock.

                  The Foundation has sole power to vote and dispose of 10,000 shares of Class B Common Stock, representing approximately 6.7% of the outstanding shares of Class B Common Stock.

                  Brookwood has sole power to vote and dispose of 4,000 shares of Class B Common Stock, representing approximately 2.7% of the outstanding shares of Class B Common Stock.

                  Item 5(c) is amended to add the following:

                  (c) The following table sets forth a description of all transactions in shares of Class A Common Stock or Class B Common Stock of the Issuer by the Reporting Persons since the filing of Amendment No. 2.



                                                   NUMBER OF
                                  TRANSACTION        SHARES          TRANSACTION
           NAME                      DATE        PURCHASED/SOLD         PRICE
           ----                      ----        --------------         -----

CLASS A COMMON STOCK
Foundation                          2/4/99           10,000(S)        $11.9375


CLASS B COMMON STOCK
Barry Rubenstein
Rollover IRA                        2/5/99           22,000(S)         $10.00
Foundation                          2/5/99           10,000(P)         $10.00
Brookwood                           2/5/99            4,000(P)         $10.00

                  The shares of Class A Common Stock set forth in the table above were sold (S) in an open market sale of 10,000 Units, each Unit consisting of one share of Series A Common Stock and one Warrant. The shares of Class B Common Stock set forth in the table above were purchased (P) or sold (S) in open market transactions.

                  Item 7 is amended to add the following:

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A.  Joint Filing Agreement

------------------------------------                    ------------------------
CUSIP No. 657289-10-4 (Class A              13D          Page 8 of 10 Pages
             Common Stock)
             657289-20-3 (Class B
             Common Stock)
------------------------------------                    ------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 26, 1999                  THE MARILYN AND BARRY RUBENSTEIN
                                          FOUNDATION



                                          By:/S/ BARRY RUBENSTEIN
                                             -----------------------------------
                                             Barry Rubenstein, a Trustee


                                          /S/ BARRY RUBENSTEIN
                                          --------------------------------------
                                          Barry Rubenstein


                                          BROOKWOOD PARTNERS, L.P.


                                          By:/S/ BARRY RUBENSTEIN
                                             -----------------------------------
                                             Barry Rubenstein, a General
                                             Partner

------------------------------------                    ------------------------
CUSIP No. 657289-10-4 (Class A              13D          Page 9 of 10 Pages
             Common Stock)
             657289-20-3 (Class B
             Common Stock)
------------------------------------                    ------------------------


                                  EXHIBIT INDEX




EXHIBIT                                                                   PAGE
-------                                                                   ----

A.  Joint Filing Agreement                                                 10

------------------------------------                    ------------------------
CUSIP No. 657289-10-4 (Class A              13D          Page 10 of 10 Pages
             Common Stock)
             657289-20-3 (Class B
             Common Stock)
------------------------------------                    ------------------------


                                    EXHIBIT A

                             JOINT FILING AGREEMENT


                  In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an amendment to Schedule 13D dated February 26, 1999 (including amendments thereto) with respect to the Class A Common Stock and Class B Common Stock of North Atlantic Acquisition Corp. This Joint Filing Agreement shall be filed as an Exhibit to such amendment.

Dated:   February 26, 1999                THE MARILYN AND BARRY RUBENSTEIN
                                          FOUNDATION




                                          By:/S/ BARRY RUBENSTEIN
                                             -----------------------------------
                                             Barry Rubenstein, a Trustee


                                          /S/ BARRY RUBENSTEIN
                                          --------------------------------------
                                          Barry Rubenstein


                                          BROOKWOOD PARTNERS, L.P.


                                          By:/S/ BARRY RUBENSTEIN
                                             -----------------------------------
                                             Barry Rubenstein, a General
                                             Partner